EXHIBIT 5.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Unit Holders, Sponsor and Trustee of

Tax Exempt Securities Trust:

We consent to the use of our report dated November 10, 2005, included herein, on the statements of assets and liabilities of Tax Exempt Securities Trust (comprised of California Trust 206, Maryland Trust 134, New York Trust 232 and Pennsylvania Trust 127), including the portfolios of securities, as of June 30, 2005, and the related statements of operations and changes in net assets for the year ended June 30, 2005 and for the period from June 26, 2003 (date of deposit) to June 30, 2004.

We also consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Prospectus.

New York, New York

November 10, 2005